January 20, 2006

Tianfu Yang
Chief Executive Officer
Harbin Electric, Inc.
No. 9 Ha Ping Xi Lu
Ha Ping Lu Ji Zhong Qu
Harbin Kai Fa Qu, Harbin
People's Republic of China 150060

Re: Harbin Electric, Inc.
        Registration Statement on Form SB-2
        Filed January 13, 2006
        File No. 333-131032

Dear Mr. Yang:

        This is to advise you that a preliminary review of the above registration statement indicates that it fails in material respects to comply with the requirements of the Securities Exchange Act of 1933, the rules and regulations under that Act, and the requirements of Form SB-2. Specifically, you have not included an audit report in your filing, and therefore your financial statements are unaudited. The filing must be amended to present the audited financial statements required by Item 310(a) of Regulation S-B. We will defer review of your registration statement until you file an amendment that contains the proper audited financial statements, at which time we will commence a review of your filing and issue comments.

        We also note that your corporate headquarters are located in Harbin, China, you are incorporated in the state of Nevada and your accountants are located in California. Please tell us how your auditors were able to conduct the audit.

        You are advised that we will not recommend acceleration of the effective date of the registration statement and that, should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

        We suggest that you consider submitting a substantive amendment correcting the deficiencies or withdrawal the filing.

You may contact Kevin Kuhar at (202) 551-3662 or Angela J. Crane, Accounting Branch Chief, at (202) 551-3554 if you have questions regarding the financial statements and related matters. Please contact Don Hunt at (202) 551-3647 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Bob Smith, Esq. – Reed Smith LLP